                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                       PENNSYLVANIA POWER & LIGHT COMPANY
                                (NAME OF ISSUER)

                              PP&L RESOURCES, INC.
                        (NAME OF PERSON FILING STATEMENT)

                            4 1/2% Preferred Stock
                         3.35% Series Preferred Stock
                         4.40% Series Preferred Stock
                         4.60% Series Preferred Stock
                         5.95% Series Preferred Stock
                         6.05% Series Preferred Stock
                        6.125% Series Preferred Stock
                         6.15% Series Preferred Stock
                       6.33% Series Preferred Stock, and
                         6.75% Series Preferred Stock
                        (TITLE OF CLASS OF SECURITIES)

         (CUSIP No. 709051-40-3) (4 1/2% Preferred Stock)
         (CUSIP No. 709051-20-5) (3.35% Series Preferred Stock) (CUSIP No. 709051-30-4) (4.40% Series Preferred Stock) (CUSIP No. 709051-50-2) (4.60% Series Preferred Stock) (CUSIP No. 709051-66-8) (5.95% Series Preferred Stock) (CUSIP No. 709051-65-0) (6.05% Series Preferred Stock) (CUSIP No. 709051-68-4) (6.125% Series Preferred Stock) (CUSIP No. 709051-64-3) (6.15% Series Preferred Stock) (CUSIP No. 709051-69-2) (6.33% Series Preferred Stock) (CUSIP No. 709051-67-6) (6.75% Series Preferred Stock)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 John R. Biggar
                            Vice President - Finance
                       Pennsylvania Power & Light Company
                            c/o PP&L Resources, Inc.
                             Two North Ninth Street
                          Allentown, Pennsylvania 18101
                             (Tel. No. 610-774-5151)

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                  March 3, 1997
          (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                    HOLDERS)

CALCULATION OF FILING FEE

                               Page 1 of 7 Pages
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TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
----------------------                                     --------------------

$465,471,815                                                      $93,094

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 530,189 shares of 4 1/2% Preferred Stock by its purchase price of $80.00 per share, 41,783 shares of 3.35% Series Preferred Stock by its purchase price of $52.02 per share, 228,773 shares of 4.40% Series Preferred Stock by its purchase price of $70.51 per share, 63,000 shares of 4.60% Series Preferred Stock by its purchase price of $73.72 per share, 300,000 shares of 5.95% Series Preferred Stock by its purchase price of $103.93 per share, 250,000 shares of 6.05% Series Preferred Stock by its purchase price of $104.37 per share, 1,150,000 shares of 6.125% Series Preferred Stock by its purchase price of $103.68 per share, 250,000 shares of 6.15% Series Preferred Stock by its purchase price of $104.72 per share, 1,000,000 shares of 6.33% Series Preferred Stock by its purchase price of $104.63 per share, and 850,000 shares of 6.75% Series Preferred Stock by its purchase price of $109.17 per share, and adding all of those numbers together.


[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid:   N/A            Filing Party: N/A
Form or Registration No.: N/A            Date Filed:   N/A

                               Page 2 of 7 Pages
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                               EXPLANATORY NOTE

                  Copies of the Offer to Purchase (the "Offer to Purchase") and each Letter of Transmittal, among other documents, have been filed by PP&L Resources, Inc., a Pennsylvania corporation ("Resources"), as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

ITEM 1.           Security and Issuer.

(a) The name of the issuer is Pennsylvania Power & Light Company ("PP&L"), a Pennsylvania corporation that has its principal executive offices at Two North Ninth Street, Allentown, Pennsylvania 18101.

(b) The information set forth in the front cover page; the "Introduction"; Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Companies After the Offer" and Section 11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8--"Price Ranges of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

(d) The name of the person filing this statement is PP&L Resources, Inc., a Pennsylvania corporation that has its principal executive offices at Two North Ninth Street, Allentown, Pennsylvania 18101. PP&L is a direct subsidiary of Resources.

ITEM 2.           Source and Amount of Funds.

(a)  -  (b)       The information set forth in Section 10--"Source and
                  Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a)  -  (j)       The information set forth in Section 1--"Purpose of the
                  Offer; Certain Effects of the Offer; Plans of the Companies
                  After the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.           Interest in Securities of the Issuer.

                               Page 3 of 7 Pages

                  The information set forth in Section 11 -- "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to the Issuer's Securities.

                  Not applicable.

ITEM 6.           Persons Retained, Employed or to be Compensated.

                  The information set forth in Section 14--"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.           Financial Information.

(a) The information set forth in Section 9-- "Certain Information Concerning the Companies" in the Offer to Purchase and Exhibits (g)(1) hereto is incorporated herein by reference.

(b) The information set forth in Section 9--"Certain Information Concerning the Companies" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.           Additional Information.

(a)               Not applicable.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the offer in the Offer to Purchase other than as described in Section 2-- "Certain Legal Matters; Regulatory Approvals; No Appraisal Rights" in the Offer to Purchase and other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-3 and Rule 13e-4 and the requirements of the state securities or "Blue Sky" laws.

(c)               Not applicable.

(d)               Not applicable.

(e) Reference is hereby made to the Offer to Purchase and the Form of Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively, and incorporated herein by reference.

                               Page 4 of 7 Pages
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ITEM 9.           Material to be Filed as Exhibits.

Exhibit
No.                        Description
-------                    -----------
(a)(1)            Offer to Purchase dated March 3, 1997.
(a)(2)            Form of Letter of Transmittal.
(a)(3)            Form of Notice of Guaranteed Delivery.
(a)(4)            Form of Letter to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees dated March 3, 1997.
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)            Form of Letter to Holders of Shares dated March 3,
                  1997.
(a)(7)            Press Release dated February 28, 1997.
(a)(8)            Form of Summary Advertisement dated March 3, 1997.
(a)(9)            Guidelines of the Internal Revenue Service for
                  Certification of Taxpayer Identification Number on
                  Substitute Form W-9.
(b)               Not applicable.
(c)               Not applicable.
(d)               Not applicable.
(e)               Not applicable.
(f)               Not applicable.
(g)(1)            Annual Report on Form 10-K for the year ended December
                  31, 1996, filed jointly by Resources and PP&L, incorporated by reference to SEC File No. 1-905.
(g)(2) Resolutions Duly Adopted by the Board of Directors of Resources on January 22, 1997 Authorizing John R. Biggar, Vice President-Finance of PP&L, to Execute Schedule 13E-3 and
                  Schedule 13E-4 on Behalf of Resources.

                               Page 5 of 7 Pages

                                   SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 1997                      PP&L RESOURCES, INC.


                                           By: /s/John R. Biggar
                                               ---------------------------------
                                           Name:   John R. Biggar
                                           Title:  Vice President - Finance
                                                   Pennsylvania Power & Light
                                                     Company

                               Page 6 of 7 Pages
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                                   EXHIBITS
Exhibit
  No.                      Description
-------                    -----------

99.(a)(l)                  Offer to Purchase dated March 3, 1997.
99.(a)(2)                  Form of Letter of Transmittal.
99.(a)(3)                  Form of Notice of Guaranteed Delivery.
99.(a)(4)                  Form of Letter to Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees dated
                           March 3, 1997.
99.(a)(5)                  Form of Letter to Clients for use by Brokers,
                           Dealers, Commercial Banks, Trust Companies and
                           Other Nominees.
99.(a)(6)                  Form of Letter to Holders of Shares dated March 3,
                           1997.
99.(a)(7)                  Press Release dated February 28, 1997.
99.(a)(8)                  Form of Summary Advertisement dated March 3, 1997.
99.(a)(9)                  Guidelines of the Internal Revenue Service for
                           Certification of Taxpayer Identification Number on
                           Substitute Form W-9.
99.(b)                     Not applicable.
99.(c)                     Not applicable.
99.(d)                     Not applicable.
99.(e)                     Not applicable.
99.(f)                     Not applicable.
99.(g)(1)                  Annual Report on Form 10-K for the year ended
                           December 31, 1996, filed jointly by Resources and
                           PP&L, incorporated by reference to SEC File No. 1-
                           905.
99.(g)(2)                  Resolutions Duly Adopted by the Board of Directors of
                           Resources on January 22, 1997 Authorizing John R.
                           Biggar, Vice President-Finance of PP&L, to Execute
                           Schedule 13E-3 and Schedule 13E-4 on Behalf of
                           Resources.

                               Page 7 of 7 Pages